Exhibit 99.11

ZenaTech Expands Drone as a Service Platform with 24th Acquisition, Adding Green Earth Powerwashing Franchise Network

Acquisition strengthens Florida market presence and creates a foundation for scaling AI drone-powered cleaning, inspection and maintenance services in a market growing nearly 17% annually

Vancouver, British Columbia, (June 23, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces it has closed its 24th acquisition for Drone as a Service with the purchase of Florida-based Green Earth Powerwashing LLC, a franchise system with a company-owned operation and franchised units that pay ongoing royalty fees. Founded in 2010 and commencing franchise operations in 2020, the company has a corporate-owned West Palm Beach location and franchisee-operated business locations in central and south Florida. Green Earth provides exterior cleaning and property maintenance services serving local municipal governments and commercial business. The acquisition marks ZenaTech's eighth acquisition in Florida, strengthening the Company's footprint while adding a scalable power washing franchise platform to the Drone as a Service network, facilitating future expansion opportunities.

“The acquisition of Green Earth Powerwashing is another strategic addition to our Drone as a Service business, providing an established customer base, trained operators, and adding to our scalable platform through franchise expertise to accelerate the rollout of drone-powered services,” said Shaun Passley, Ph.D., CEO of ZenaTech. “With more than a decade of recurring business and customer relationships across Florida, Green Earth strengthens our regional footprint and advances our vision of building a first-mover drone-enabled platform in services like cleaning we can automate and scale. As one of the fastest-growing commercial drone segments expanding at nearly 17% annually, we see a significant opportunity for AI drone-powered cleaning to provide faster, safer and more cost-effective automated maintenance solutions for governments, property managers, and commercial building owners across our global network.”

Green Earth Powerwashing locations provide exterior cleaning and property maintenance for a variety of property managers, municipalities, commercial property owners, hospitality operators, and homeowners association customers. The company provides pressure washing, roof cleaning, building exterior cleaning, concrete cleaning, and related maintenance services through environmentally responsible cleaning practices and a recurring-service business model. Through its franchise structure, Green Earth has established a platform for geographic expansion while maintaining consistent service standards and customer relationships.

ZenaTech management believes there are strong long-term opportunities in major metropolitan markets across the US and globally for Drone as a Service power washing. In Florida, these markets include Miami, Orlando, Tampa, and Fort Lauderdale, where large concentrations of commercial buildings, condominium towers, hotels, and mixed-use developments require regular exterior cleaning and maintenance. By integrating drones into Green Earth's operations, ZenaTech expects to improve safety, efficiency, service quality, and operating economics, particularly for high-rise and difficult-to-access properties.

The global drone power washing market falls under a broader drone cleaning services market category that was valued at approximately USD $5.17 billion in 2024 and is projected to reach over $15.2 billion by 2031, growing at a compound annual growth rate (CAGR) of almost 17% according to market analyst Valuates Reports, fueled by increasing demand for safe, efficient and cost-effective maintenance solutions.

ZenaTech’s Drone as a Service platform provides business and government clients with subscription-based access to faster and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services, without the costs or operational burdens of drone ownership. By acquiring established, profitable service companies currently using low-tech and under digitized processes ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-generation drone integration offering speed, precision and safety benefits.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua, for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.